SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number:  333-212720

TRANSCANADA TRUST

(Translation of Registrant’s Name into English)

450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-10 (File No. 333-212720) of TransCanada PipeLines Limited and TransCanada Trust:

99.1.                     Underwriting Agreement, dated as of August 8, 2016, among TransCanada Trust, TransCanada PipeLines Limited, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Credit Agricole Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SMBC Nikko Securities America, Inc., Barclays Capital Inc. and Wells Fargo Securities, LLC

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA TRUST, by TRANSCANADA PIPELINES LIMITED, in its capacity as Administrative Agent

Date: August 10, 2016

	By:	/s/ Christine R. Johnston
		Name:	Christine R. Johnston
		Title:	Vice President, Law and Corporate Secretary

EXHIBIT INDEX

99.1                        Underwriting Agreement, dated as of August 8, 2016, among TransCanada Trust, TransCanada PipeLines Limited, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Credit Agricole Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SMBC Nikko Securities America, Inc., Barclays Capital Inc. and Wells Fargo Securities, LLC